Exhibit 12.1
BROADVIEW NETWORKS HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2016	2015	2014	2013	2012

Earnings:
Loss from operations before provision for income taxes	$3,654	$(8,434)	$(7,895)	$(7,217)	$(34,049)
Interest charges	16,598	16,485	16,790	17,196	35,200
Interest factor in operating rents (1)	2,515	2,529	2,651	2,662	2,698

Total income	22,767	10,580	11,546	12,641	3,849

Fixed charges:
Interest charges	16,598	16,485	16,790	17,196	35,200
Interest factor in operating rents (1)	2,515	2,529	2,651	2,662	2,698

Total fixed charges	19,113	19,014	19,441	19,858	37,898

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency	$3,654	$(8,434)	$(7,895)	$(7,217)	$(34,049)

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.